

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2021

Michael McGarrity
Chief Executive Officer
MDxHealth SA
CAP Business Center
Zone Industrielle des Hauts -Sarts
4040 Herstal, Belgium

      Re: MDxHealth SA
          Amendment No. 1 to Registration Statement on Form F-1
          Filed October 28, 2021
          File No. 333-260213

Dear Mr. McGarrity:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Exhibits

1. We refer to the the legal opinion filed as Exhibit 5.1. Please have counsel revise assumption (p) to exclude the company and revise the limitations on reliance in section 8 of the opinion to avoid the implication that purchasers in the offering are not entitled to rely on the opinion. For guidance, please refer to Sections II.B.3.a and II.B.3.d of Staff Legal Bulletin No. 19.

You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Roel Meers, Esq.